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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 8. Additional Information to be Furnished.

     On April 22, 1999, Rental Service Corporation ("RSC") amended its counterclaims in the action pending in the United States District Court for the District of Connecticut styled as UR Acquisition Corporation and United Rentals, Inc. v James L. Kirk, et al., C.A. No. 399CV00625 (DJS). In addition to its counterclaims filed on April 15, 1999, RSC's amended counterclaims also allege violations of Section 8 of the Clayton Act (the "Clayton Act") by United Rentals, Inc. ("United Rentals") in connection with its pending consent solicitation. Specifically, RSC alleges, among other things, that United Rentals' attempt to replace RSC's Board of Directors with nine nominees, six of whom are current officers and/or directors of United Rentals, would, if such nominees were elected, result in a violation of the prohibitions of the Clayton Act with respect to interlocking directorates among competitors. RSC seeks, among other things, additional declaratory and injunctive relief with respect to its amended counterclaims.

     A copy of the amended counterclaims filed by RSC is filed as Exhibit 40 hereto and is incorporated herein by reference. A copy of the press release issued by RSC related to the filing of RSC's amended counterclaims is filed as
Exhibit 41 hereto and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

    40 Amended Counterclaims and Jury Demand filed on April 22, 1999 with the United States District Court for the District of Connecticut in
UR Acquisition Corporation and United Rentals, Inc. v. James L. Kirk, et al., C.A. No. 399CV00625 (DJS).

    41  Press Release issued by RSC dated April 22, 1999.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 1999                     Rental Service Corporation

                                                /s/ Robert M. Wilson
                                          By: _________________________________
                                          Name: Robert M. Wilson
                                          Title:Executive Vice President, Chief
                                                Financial Officer, Secretary
                                                and Treasurer